NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 14, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 28, 2017 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Stone Energy Corporation emerged from Bankruptcy on February 28, 2017. As a result, pre-petition stockholders received a total of 1.0 million New Common Shares, (equivalent to an approximate 1-for-5.674558 reverse stock split or 0.176263 New Common Shares for each 1 share of Old Common Stock), representing 5% of the New Common Shares. Additionally, the pre-petition stockholders will receive Warrants to purchase 3,529,412 New Common Shares (approximately 3.529412 Warrants for each 1 New Common Share). This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of the 'Old' Common Stock and does not affect the continued listing on the NYSE of the 'New' Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 1, 2017.